Carol J. Ward
Vice President and Corporate
Secretary
Three Lakes Drive
Northfield, IL 60093

January 29, 2010	T: 847-646-8694
F: 847-646-2753
www.kraftfoodscompany.com

VIA EDGAR

Douglas M. Brown

Office of Natural Resources and Food

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Kraft Foods Inc. Registration Statement on Form S-4
File No. 333-163483

Dear Mr. Brown:

On behalf of Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), the undersigned, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement be declared effective on, Monday, February 1, 2010, at 3:00 p.m., Eastern Standard Time, or as soon thereafter as practicable.

In connection with this request, Kraft Foods acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Kraft Foods from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Kraft Foods may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 29, 2010

Page two

Please direct any questions or comments regarding this request for acceleration of effectiveness to Kraft Foods’ outside counsel, James J. Moloney of Gibson, Dunn & Crutcher LLP at (949) 451-4343 or Barbara L. Becker of Gibson, Dunn & Crutcher LLP at (212) 351-4062. You may send facsimile transmissions to (949) 475-4756.

Very truly yours, KRAFT FOODS INC.

By:	/s/ Carol J. Ward
Name: Carol J. Ward
Title: Vice President and Corporate Secretary

cc:	Barbara L. Becker
James J. Moloney
Gibson, Dunn & Crutcher LLP